Quarterly Review - December 31, 2006
FMI Provident Trust
Strategy Fund
Investment Objective
Seeks a combination of long-term growth of capital and income to achieve a high total return.
Manager - On September 9, 2002, the shareholders of the FMI Provident Trust Strategy Fund (the "Fund") approved a new sub-advisory agreement with Provident Trust Company in Waukesha, Wisconsin. Provident was founded in 1999 and is controlled by the principals of the firm.
Investment Professionals - J. Scott Harkness, CFA, President, is responsible for day-to-day management of the Fund.
Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500 1 domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.) FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money market to moderate volatility and select common stocks of all market capitalizations based on relative forward return potential. Stock selection criteria include improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.
Fund Information
Inception Date	12/30/1986
Net Assets	$37.9 million
Net Asset Value	$7.48
Expense Ratio	1.00%
Ticker	FMIRX
Top Ten Holdings
Charles Schwab Corp.	6.6%
Rockwell Automation Inc.	6.4%
Express Scripts, Inc.	5.8%
Biomet, Inc.	5.7%
Franklin Resources, Inc.	5.5%
Fastenal Co.	5.4%
J.C. Penney Company, Inc.	5.3%
Robert Half International Inc.	5.1%
Jacobs Engineering Group Inc.	4.9%
T. Rowe Price Group Inc.	4.6%
Portfolio Characteristics
Weighted average market cap	$18.2 billion
Median market cap	$10.2 billion
P/E ratio (forward 4 quarters)	17.7x
Estimated L-T earnings growth rate	16.0%
Return on equity (ROE)	20.7%
Number of holdings	18
Top Ten Sectors
Performance	Q4 2006	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	5.32%	9.43%	12.55%	9.08%	9.09%	11.04%
S&P 500[1]	6.70%	15.79%	10.45%	6.19%	8.42%	11.79%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Provident Trust Strategy Fund gained 5.3% in the fourth quarter, bringing our calendar 2006 return to 9.4%. Many of the holdings that drove our outperformance to the S&P 500 in 2005 detracted from 2006 returns (e.g. Express Scripts, Fastenal). Our concern over a Federal Reserve interest rate "overshoot" led us to hold too much cash throughout 2006.

We are optimistic about the 2007 return potential of the stock market and our portfolio. Our year-end 2007 S&P price estimate is 1470 to 1640 based on $90 of earnings and a 16x to 18x P/E, for a +5% to +17% gain.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.